SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Avalo Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

05338F306
(CUSIP Number)

March 27, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05338F306	13G

1	NAMES OF REPORTING PERSONS

Emerald Bioventures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
58,346

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
58,346

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,346

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6% (1)

12	TYPE OF REPORTING PERSON*
PN

(1)
Based  on 1,034,130 shares of common stock, par value $0.001 per share, of the Issuer (the “Common Stock”) outstanding as of March 27, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed March 29, 2024.

CUSIP No.	05338F306	13G

1	NAMES OF REPORTING PERSONS

Timothy Opler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
58,346 (2)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
58,346 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,346 (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%

12	TYPE OF REPORTING PERSON*
IN

(2)	Timothy Opler is the managing member of Emerald Bioventures, LLC and may be deemed to have or share beneficial ownership of the shares held by Emerald Bioventures, LLC.

Item 1(a)	Name of Issuer:

Avalo Therapeutics, Inc. (the "Issuer")

Item 1(b)	Address of Issuer's Principal Executive Offices:

540 Gaither Road, Suite 400, Rockville, Maryland 20850

Item 2(a)	Name of Person Filing:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Emerald Bioventures, LLC
(ii) Timothy Opler

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

c/o Emerald Bioventures, LLC 555 Madison Avenue, Room 11D New York, NY 10022

Item 2(c)	Citizenship:

(i) Emerald Bioventures, LLC: Delaware (place of organization) (ii) Timothy Opler: United States (place of residence)

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No.:

05338F306

Item 3	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) –	(c)

Reporting Person	Amount beneficially owned (1)	Percent of class (2)	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Emerald Bioventures, LLC	58,346	5.6%	-0-	58,346	-0-	58,346
Timothy Opler	58,346	5.6%	-0-	58,346	-0-	58,346

(1) Represents 58,346 shares of Common Stock beneficially owned and held by Emerald Bioventures, LLC. Timothy Opler is the managing member of Emerald Bioventures, LLC and may be deemed to have or share beneficial ownership of the shares held by Emerald Bioventures, LLC.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by each Reporting Person as set forth in the table above by (b) 1,034,130 shares of Common Stock outstanding as of March 27, 2024, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and filed with the SEC on March 29, 2024.

All of the shares of Common Stock for which beneficial ownership is reported hereunder were acquired on March 27, 2024 in connection with a merger effected pursuant to an agreement and plan of merger and reorganization (the “Merger Agreement”) by and among Avalo Therapeutics, Inc. (the “Issuer”), Project Athens Merger Sub, Inc. (“Merger Sub”), Second Project Athens Merger Sub, LLC (“Second Merger Sub”) and AlmataBio, Inc. (“Almata”). Pursuant to the Merger Agreement on March 27, 2024, Merger Sub merged with and into Almata, with Almata continuing as the surviving entity, and immediately thereafter Almata merged with and into Second Merger Sub (collectively, the “Merger”), with Second Merger Sub as the surviving entity and a wholly owned subsidiary of the Issuer.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 28, 2024.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2024

EMERALD BIOVENTURES, LLC

By:	/s/ Timothy Opler
Name:	Timothy Opler
Title:	Managing Member

/s/ Timothy Opler
Timothy Opler

LIST OF EXHIBITS
Exhibit No.	Description
99.1	Joint Filing Agreement.

Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)
Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: April 23, 2024

EMERALD BIOVENTURES, LLC

By:	/s/ Timothy Opler
Name:	Timothy Opler
Title:	Managing Member

/s/ Timothy Opler
Timothy Opler